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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             0-24812
                            Washington, D.C. 20549                   -------
                                                                   Cusip Number
                                 FORM 12b-25                        10553K105

                          NOTIFICATION OF LATE FILING

(Check One) [x]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended: December 31, 1996
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
    Notification relates to entire Form 10-KSB for the period indicated.
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PART I - REGISTRANT INFORMATION

Brassie Golf Corporation
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Full Name of Registrant


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Former Name if Applicable

5806 - A Breckenridge Parkway
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Address of Principal Executive Office (STREET AND NUMBER)

Tampa, Florida 33610
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [x]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [x]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)


SEE EXHIBIT A (attached).
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         David Crowell                   (813)               621-4653
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

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                        Brassie Golf Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 28, 1997                  By   /s/ Steve Tucker
    -----------------------------      ----------------------------------------
                                         Steve Tucker, Controller (Principal
                                          Financial and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).
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                                   EXHIBIT A

                                       to

                                  Form 12b-25

                            Brassie Golf Corporation

                              Part III - Narrative



       The registrant hereby represents that, for the reasons set forth below, the registrant was precluded from timely filing a Form 10-KSB for the period ended December 31, 1996 without unreasonable effort or expense:

       1. The consultant engaged by the registrant to prepare its periodic and annual reports resigned during March 1997. The registrant has subsequently enlisted the assistance of its corporate counsel to assist the registrant in preparing a Form 10-KSB for the relevant period. The registrant anticipates that the Form 10-KSB will be completed and filed with the Commission on or before April 15, 1997.

       2. During the past 90 days, the registrant's executive officers have been engaged in extensive negotiations with two unrelated corporations to complete one or more significant transactions. Based on the present status of the negotiations, these transactions may be structured as a significant acquisition of assets by the registrant or a merger by the registrant (or a subsidiary to be formed by the registrant) with an unrelated corporation (or a subsidiary to be formed by such corporation).

       Each of the foregoing matters has required the devotion of a substantial amount of time by the registrant's executive officers and corporate counsel. In addition, the fact that the negotiations described in 2., above, remain unresolved, the registrant, despite working diligently, was unable without unreasonable expense or effort to timely prepare a meaningful Form 10-KSB by the statutory filing date. However, the registrant anticipates that each of the aforementioned matters will be substantially resolved prior to April 15, 1997 so as to permit the registrant to file a meaningful Form 10-KSB on or before such date.